Filed Under Rule 424(b)(2)

Registration Statement No. 333-134016

Pricing Supplement

(to Prospectus dated June 20, 2006 and

Prospectus Supplements dated July 7, 2006, and July 10, 2006)

Green Plains Renewable Energy, Inc.

an Iowa Corporation

We are offering up to 3,333,333 shares of common stock at a purchase price of $30.00 per share. Each share purchased includes a warrant to purchase 1/5th of an additional share of common stock from the Company at a purchase price of $60.00 per share. The warrants contain a call option that can be exercised on twenty (20) trading days’ notice, and the warrants can otherwise be exercised at any time through December 31, 2008. We may not, however, exercise this call option unless the closing price of our common stock equals or exceeds $72.00 per share for the twenty (20) consecutive trading days immediately prior to the exercise of the call option. Up to $50,000,000 of the securities are offered on a “best efforts” basis directly through our officers and directors. The remaining securities are offered on a “best efforts” basis through our lead placement agent, Anderson & Strudwick, Incorporated, and selected dealers that are members in good standing of the National Association of Securities Dealers, Inc.

No commission or other compensation related to the sale of the shares will be paid to our officers and directors. We will pay a $1.80 commission to our lead placement agent, Anderson & Strudwick, Incorporated, for each share sold by our placement agent and selected dealers in the offering.

Our common stock is currently traded on the NASDAQ Capital Market and on the American Stock Exchange under the symbol GPRE. On July 17, 2006, the closing price of our common stock was $33.61 per share.

Our principal executive offices are located at 7945 W. Sahara Ave., Suite 107, Las Vegas, Nevada 89117, and our telephone number at that address is (702) 363-9307.

Investing in our securities involves substantial risks. See “Risk Factors” beginning on S-2 of the prospectus supplement dated July 7, 2006, and page 3 of the prospectus, dated June 20, 2006, for a discussion of certain factors that should be considered by prospective purchasers of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

ANDERSON & STRUDWICK, INCORPORATED

INSTREAM PARTNERS, LLC	SANDERS MORRIS HARRIS

This Prospectus Supplement is dated July 17, 2006

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement is a supplement to:

•	the prospectus supplements dated July 7, 2006, and July 10, 2006, and

•	the prospectus dated June 20, 2006.

If the information in this pricing supplement differs from the information contained in the prospectus supplements or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the prospectus supplements and prospectus. All four documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplements. We have not authorized anyone else to provide you with different information. We, Anderson & Strudwick, Incorporated, and the selected dealers are offering to sell the common stock and warrants only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the prospectus supplements and prospectus is current only as of its date.

PLAN OF DISTRIBUTION

We are offering up to 3,333,333 shares of common stock at a purchase price of $30.00 per share and a maximum aggregate purchase price of $100,000,000. Each share purchased will include a warrant to purchase 1/5th of an additional share of common stock from us at a purchase price of $60.00 per share. The warrants contain a call option that can be exercised on twenty trading days’ notice, and the warrants can otherwise be exercised at any time through December 31, 2008.

Securities with an aggregate value of up to $50,000,000 may be placed by our officers and directors directly to the public (the “Excluded Securities”). We will not pay commissions to our officers or directors for these sales. They will be selling securities under the safe harbor provided by Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Our officers and directors participating in the sale of our securities may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act of 1933.

The remaining securities offered pursuant to this prospectus will be offered on a “best efforts” basis through our lead placement agent, Anderson & Strudwick, Incorporated, and selected dealers that are members in good standing of the National Association of Securities Dealers, Inc. (“Selected Dealers”). Anderson & Strudwick has agreed, in accordance with the provisions of SEC Rule 15c2-4, to cause all funds received for sale of the securities placed through it to be promptly deposited in an escrow account maintained by U.S. Bank National Association, as escrow agent for the investors in the offering. Notwithstanding the foregoing, however, certain institutional investors may opt to remit their funds directly to our company in lieu of utilizing the Escrow Account.

While Anderson & Strudwick will use its best efforts to sell the securities, it will be under no obligation to sell any or all of the securities offered hereby and will not be obligated to purchase any of such securities. The placement agreement provides that we will pay as compensation to Anderson & Strudwick a selling commission equal to 6% of the public offering price of the securities sold in this offering, except that we will not pay any commission upon the sale of the Excluded Securities. Anderson & Strudwick may offer the securities to the Selected Dealers at the public offering price, less a concession not in excess of 5% of the public offering price of the securities sold by them.

S-i

The following table summarizes the discounts and commissions that we will pay Anderson & Strudwick in this offering:

	Assuming $100,000,000 Offering with No Excluded Securities Sold	Assuming $100,000,000 Offering with $50,000,000 of Excluded Securities Sold
Total	$6,000,000	$3,000,000

We will be responsible for the expenses of issuance and distribution of the securities, including registration fees, legal and accounting fees and printing expenses, which we estimate will total approximately $50,000. We will pay Anderson & Strudwick at the closing of the offering an accountable expense allotment not to exceed 0.25% of the public offering price of the securities sold, exclusive of the Excluded Securities.

The securities are being offered subject to prior sale, withdrawal, cancellation or modification of the offer, including its structure, terms and conditions, without notice. The securities are being offered to the public at the public offering price set forth on the cover page of this prospectus. We reserve the right, in our sole discretion, to reject in whole or in part any offer to purchase the securities offered hereby. If a subscription is rejected in whole or in part, we or the escrow agent, as applicable, will promptly return funds to the subscriber without interest thereon.

In the placement agent agreement, the obligations of Anderson & Strudwick are subject to approval of certain legal matters by its counsel and to various other conditions. The placement agent agreement also provides that we will indemnify Anderson & Strudwick against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments Anderson & Strudwick may be required to make in respect of any such liabilities.

Our executive officers and directors have agreed to certain lock-up provisions with respect to future sales of our common stock for a period of 90 days after the closing of this offering. These lock-up agreements will terminate upon the first to occur of 90 days following the closing of this offering, abandonment of this offering, or the waiver or release by Anderson & Strudwick of their obligations under the agreement.

The above is a brief summary of the material provisions of the placement agent agreement between us and Anderson & Strudwick and the lock-up agreements entered into between Anderson & Strudwick and our executive officers and directors. The discussion above does not purport to be a complete statement of the respective terms and conditions of these agreements.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information by referring you to those documents. All documents that we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of this offering, will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this prospectus, a Current Report (or portion thereof) furnished, but not filed, on Form 8-K shall not be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

S-ii

We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

•	Our Annual Report on Form 10-K for the fiscal year ended November 30, 2005;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended November 30, 2005;

•	Our Quarterly Reports on Form 10-Q for the periods ended February 28, 2006 and May 31, 2006;

•	Our Current Reports on Form 8-K dated January 23, 2006, January 26, 2006, February 6, 2006, March 14, 2006, May 5, 2006, June 23, 2006 (as amended), July 5, 2006 (as amended) and July 17, 2006; and

•	A description of our common stock, par value $0.001 per share, contained in our Registration Statements on Forms 8-A filed with the SEC on December 16, 2005 and June 21, 2006.

S-iii